SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended July, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

30 July 2013

BP second quarter 2013 results

BP today announced its financial results for the second quarter of 2013. Underlying replacement cost profit for the quarter was $2.7 billion, compared to $4.2 billion in the first quarter of the year and $3.6 billion in the second quarter of 2012. Operating cash flow in the quarter was $5.4 billion.

Bob Dudley, BP Group Chief Executive, said: "The results show strong underlying pre-tax performance from BP's businesses. We are seeing growth in production from new high-margin projects and are making good progress in exploration and project delivery. Completion of our operational milestones confirms our confidence in delivering our commitment to materially increase operating cash flow in 2014."

The reported post-tax result of $2.7 billion for the quarter was adversely affected by:

• lower oil prices;
• an unusually high underlying effective tax rate of 45%, compared to 35% a year earlier, largely due to the impact of the stronger dollar on a basket of currencies; and
• lower post-tax income from Russia, driven by rouble depreciation and the lagging effect of Russian oil export duty, which has a disproportionate effect in periods of falling prices.

BP announced a share buy-back programme in March and, as of July 26, has spent $2.4 billion repurchasing shares for cancellation. At the end of the second quarter, BP's net debt ratio, or gearing, was 12.3%, at the low end of BP's targeted range of 10%-20%.

BP today announced a quarterly dividend of nine cents a share, expected to be paid in September.

2Q 2013 performance

BP's Upstream segment reported pre-tax underlying replacement cost profit of $4.3 billion compared to $4.4 billion in the same period last year, with increasing production from new high-margin projects largely offsetting the impact of divestments.

Underlying production of oil and gas (excluding Russia) - adjusted for the impact of divestments and production sharing agreement effects - grew by 4.4% compared to the same period last year as production from major projects in Angola and Norway ramped up.  Reported production excluding Russia was 2.24 million barrels of oil equivalent a day (boe/d), 1.5% lower than a year earlier due primarily to divestments. Overall reported production including Russia was 3.19 million boe/d.

Upstream production in the third quarter is expected to be lower as a result of planned seasonal turnaround activity and continuing divestment impacts, again partly offset by increasing production from new projects.
BP's share of Rosneft earnings in the second quarter was $218 million, impacted by the weakening of the rouble over the period and the lagging effect of Russian export duty as Urals oil prices declined. BP's share of Rosneft production in the quarter was 945 thousand boe/d.

Pre-tax underlying replacement cost profit for BP's Downstream segment was $1.2 billion, compared to $1.1 billion for the same period last year. The business benefited from robust operational performance and a stronger contribution from supply and trading, despite the outage through the quarter of a crude distillation unit at the Whiting refinery as well as impacts due to the narrowing of the discount for heavy Canadian crude.

Strategic progress

BP's primary focus is on safe and reliable operations and the company's safety metrics have continued an improving trend over the first half of 2013. There has been a significant reduction in unplanned outages in the Upstream and refining availability of 95.3% in the second quarter is the highest achieved in the last decade.

Since April 2013 BP has gained interests in 16 new exploration licence blocks - 13 in the Brazilian Equatorial Margin, two in the Barents Sea in Norway and one in the South China Sea. Eleven exploration wells are currently being drilled and four have already been completed this year - in Brazil, the North Sea and India. In India there was a significant gas/condensate discovery in block KG-D6, below the currently producing D1-D3 gas fields.

Two major upstream projects began production in the quarter, Angola LNG and the Atlantis North Expansion in the Gulf of Mexico, and BP expects to start up another two in the second half of the year. BP expects to take final investment decisions on five further major projects this year.

The new crude distillation unit at the Whiting refinery came on stream at the end of the quarter, allowing the refinery to return to full processing capacity. The full Whiting refinery modernisation project remains on track to be completed in the second half of 2013. The divestment of the Carson refinery in California and associated marketing assets was also completed in the quarter.

US legal issues

The first phase of the MDL 2179 trial in New Orleans completed in April; there is no indication when the Court will issue a ruling. The second phase of the trial is now scheduled to begin on 30 September.

BP continues to challenge the Claims Administrator's and District Court's interpretation of the settlement agreement reached with the Plaintiff's Steering Committee. BP has appealed to the US Court of Appeals for the Fifth Circuit and awaits the Court's ruling in New Orleans.

The total cumulative net charge to BP's accounts was increased by $0.2 billion to $42.4 billion at the end of the quarter, reflecting an increase in provision for litigation.

Within the overall $42.4 billion charge, the provision taken for the settlement agreement with the Plaintiffs' Steering Committee was increased by $1.4 billion to $9.6 billion, taking the cumulative charge for items to be covered under the $20 billion trust fund to $19.7 billion. The increase in the provision for the settlement agreement comprised $0.9 billion to reflect additional notices issued for claims received and processed, and $0.5 billion for additional claims administration costs.

Note to editors:

• Underlying replacement cost profit and underlying quarterly tax rate are adjusted for non-operating items and fair value accounting effects.

Further information:

BP press office: +44 (0)20 7496 4076, bppress@bp.com

Cautionary Statement:

This press release contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, among other statements, certain statements regarding BP's commitment to materially increase operating cash flow in 2014; the expected level of production in the third quarter; BP's intentions to target the net debt ratio in the 10-20% range; the expected quarterly dividend payment; the expected timing of the completion of the Whiting refinery modernization project; the quantum of, prospects for and timing of future Upstream projects including expected Final Investment Decisions and start ups; and the anticipated timing of, prospects for and BP's prospective responses to legal and trial proceedings, court decisions, potential investigations and civil actions by regulators, government entities and/or other entities or parties; are all forward looking in nature.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing of bringing new fields onstream; the timing and level of maintenance and/or turnaround activity; the nature, timing and volume of refinery additions and outages; the timing, quantum and nature of divestments; the receipt of relevant third-party and/or regulatory approvals; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including court decisions, the types of enforcement action pursued and the nature of remedies sought or imposed; the impact on our reputation following the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed under "Principal risks and uncertainties" in our Stock Exchange Announcement for the period ended 30 June 2013.
This press release also contains financial information that is not presented in accordance with generally accepted accounting principles (GAAP). A quantitative reconciliation of this information to the most directly comparable financial measure calculated and presented in accordance with GAAP can be found on our website at www.bp.com.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 30 July, 2013

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary